Press release
For immediate release
November 14 2007

COULON JV PROJECT
LENS 44 YIELDS 9.31% Zn, 1.67% Pb, 0.88% Cu and 69.18 g/t Ag over 30.45m

Virginia Mines Inc. (“ Virginia ”) is pleased to report on the new results from its current exploration program on the Coulon JV property, located 15km north of the Fontanges airport, Quebec Middle North. As Breakwater Resources Ltd. fulfilled all its payment obligations totalling CA$ 180,000 and CA$7.5 million in exploration work, it now owns a 50% interest in the Coulon JV property.

Current exploration includes prospecting and geological mapping, diamond drilling, a VTEM heliborne survey as well as borehole InfiniTEM surveys. The 18 new holes announced tested lenses 44 (7 holes), 43 (3 holes) and 08 (1 hole) and the area of the Spirit showing (7 holes).

LENS 44 YIELDS 9.31% Zn, 1.67% Pb, 0.88% Cu and 69.18 g/t Ag / 30.45m

Seven new holes tested lens44 at vertical depths of 430m to 600m (longitudinal section 44/08). Hole CN-07-92 intercepted to a vertical depth of 460m a thick massive sulphide zone that graded 9.31% Zn, 0.88% Cu, 1.67% Pb and 69.18 g/t Ag over 30.45m, including two intervals that returned 10.64% Zn, 2.14% Cu, 1.46% Pb and 89.64 g/t Ag over 8.05 m (589.1 to 597.15m) and 12.51% Zn, 0.48% Cu, 2.19% Pb and 74.06 g/t Ag over 15.7m (603.85 to 619.55m) . Located 35m further north, hole CN-07-105 intersected two main zones of massive sulphides that returned 7.4% Zn, 0.9% Cu, 1.33% Pb and 81.30 g/t Ag over 15.3m (474.45 to 489.75m) and 9.26% Zn, 1.31% Cu, 33.81 g/t Ag over 14.95m (534.15 to 549.1m). These intersections are at vertical depths of 430 and 450m respectively. Some other thinner massive sulphide lenses are also present in hole CN-07-105 (see table of results). The mineralized intersections of holes CN-07-92 and CN-07-105 represent the north extension of large mineralized zones previously announced in holes CN-07-85 and CN-07-85B, thus confirming the presence, at this depth, of a thick, high-grade zone within lens 44.

Furthermore, two of the new holes testing lens 44 confirmed the continuity of the mineralization at vertical depths of over 500m. Hole CN-07-106 intercepted, to a vertical depth of 530m, a massive sulphide zone grading 8.21% Zn, 0.72% Cu and 61.82 g/t Ag over 3.75m. Hole CN-07-103 intersected to a vertical depth of 575m a massive sulphide zone grading 6.39% Zn, 0.60% Cu and 13.47 g/t Ag over 3.50m. This intersection is the deepest one obtained to date in lens 44.

The three other holes testing lens 44 did not return economic intersections. Hole CN-07-95 crosscut at a vertical depth of 460m a semi-massive sulphide zone composed mainly of pyrite and pyrrhotite, which graded 0.36% Zn, 0.73% Cu and 8.5 g/t Ag over 8.6m. This sulphide zone is followed in the hole by a large alteration zone of nearly 100m thick. The presence of a pegmatite intrusion of approximately 40m in thickness in the core of this alteration zone might explain the absence of other mineralized intersections in hole CN-07-95 . Finally, holes CN-07-100 and CN-07-109 intercepted alteration zones of 10 to 30m in thickness with disseminated sulphides locally, at vertical depths of 580m and 600m respectively. All these holes will be the object of borehole InfiniTEM surveys this fall.

Lens 44 isnorth-south oriented and is dipping vertically to steeply to the west. It is now confirmed over a lateral distance of 300m and at a vertical depth of 575m. Lens 44 remains totally open at depth. It is now without any doubt the most important mineralized lens on the Coulon JV project and is currently the focus of additional drilling.

THE CONTINUITY OF LENS 43 ONCE MORE CONFIRMED BY THREE HOLES

Three new holes tested lens 43 and have once again proved the good continuity of this lens with three significant mineralized intersections ( longitudinal section 43). Holes CN-07-99 intercepted at a vertical depth of 300m a massive sulphide zone that yielded8.9% Zn, 1.95% Cu and 31.49 g/t Ag over 2.7m. This intersection extends the mineralization by 8 0m from holes CN-07-84 and CN-07-98 previously announced. Holes CN-07-104 and CN-07-104B confirmed the continuity of the mineralization at 70m over and under hole CN-07-79 (already published) respectively. Hole CN-07-104 intercepted at a vertical depth of 290m a disseminated to semi-massive sulphide zone that yielded 0.64% Zn, 0.90% Cu and 9.15 g/t Ag over 10.0m , including an interval grading 0.86% Zn, 1.23% Cu and 10.55 g/t Ag over 5.45m. As for hole CN-07-104B, it intersected a semi-massive to massive sulphide zone that yielded 4.06% Zn, 1.36% Cu and 13.93 g/t Ag over 1.75m at a vertical depth of 430m. This intersection is the deepest one obtained to date in lens 43.

Lens 43 is NE-SW oriented and seems to present a variable dip towards the northwest. The mineralization is confirmed over a lateral distance of 340m and at a vertical depth of 430m. It remains open in all directions and additional drilling is planned to pursue the evaluation of this very significant mineralized lens.

LENS 08

Only one hole tested lens 08 during the recent period (longitudinal 44/08). Hole CN-07-108 intercepted an alteration zone of several tens of metres in thickness, including many intervals with disseminated sulphides reaching up to 20% pyrite, 10% pyrrhotite and 1% chalcopyrite locally. This intersection is located at a vertical depth of 275m at the south border of lens 08.

Lens 08 is developed at the same stratigraphic level as lens 44 but is located 300m further north. It is north-south oriented and has a variable, but generally subvertical, dip. Lens 08 is now confirmed over a lateral distance of 250m and to a vertical depth of 410m and remains open at depth. It will be the object of additional drilling.

SPIRIT SHOWING AREA

Three new short holes tested the lateral extensions of the Spirit showing at 50m on both sides of the discovery. Holes CN-07-101A and 101B, on a section 50m south of the showing, and hole CN-07-102, on a section 50m north of the showing, intercepted favourable volcanics but did not intersect mineralization.

However hole CN-07-94A testing a weak Maxmin conductor located 330m southwest of the Spirit showing intercepted a disseminated to semi-massive sulphide zone that returned 4.11% Zn, 2.32% Cu and 62.08 g/t Ag over 6.15 m . Hole CN-07-94B, drilled directly under this intersection, intercepted a thin disseminated sulphide zone that yielded 1.09% Zn, 0.58% Cu and 17.5 g/t Ag over 1m. These two intersections are located at vertical depths of 30 and 40m respectively. Additional drilling will be needed to test the lateral extensions of this new mineralized zone and to evaluate its relation with the mineralization of the Spirit showing, located over 300m to the northwest.

Finally, holes CN-07-96 and CN-07-97, testing other Maxmin conductors located over 500m to the west of the Spirit showing, intercepted barren mineralized zones (pyrite-pyrrhotite-graphite).

The Spirit showing area remains very promising with a new economic-type intersection associated with a Maxmin conductor. Many other airborne EM conductors have not yet been confirmed by ground surveys because of the presence of many small lakes in the area. The area will be covered during the winter of 2008 with a surface InfiniTEM survey and will be the object of additional drilling.

VTEM HELIBORNE SURVEY

A VTEM heliborne geophysical survey has recently commenced on the Coulon JV project. This survey will total more than 6000 linear kilometres over a vast territory of more than 1000km 2 covering the possible extensions of the fertile Coulon volcanic belt. This additional property was acquired following the identification of the Spirit showing in the summer of 2007. The survey should be completed by the end of November 2007.

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New drill results are reported in the annexed table. All samples have been analyzed at the certified laboratory ALS Chemex in Val-d’Or.

Work is carried out by the personnel of Virginia Mines Inc, under the supervision of Mr. Paul Archer, geological engineer. Mr. Archer is a Qualified Person (as defined by National Instrument 43-101) and has more than 25 years of experience in exploration. Mr. Archer reviewed and approved the content of this press release.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $ 47,488,736 as of September 30, 2007,and 26,994,860 shares issued and outstanding as of November 2, 2007. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events